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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LANDAAS & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 EAST WISCONSIN AVENUE, 20TH FLOOR
(No. and Street)

MILWAUKEE	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOY SCHULTZ (414) 223-1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE LLP
(Name – *if individual, state last, first, middle name*)

777 EAST WISCONSIN AVE, 32ND FLOOR	MILWAUKEE	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN D. KILB, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LANDAAS & COMPANY, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EXECUTIVE VICE-PRESIDENT AND CHIEF OPERATING OFFICER
Title

Jean C. Baley
Notary Public Exp 2/7/2020

NOTARY PUBLIC
JEAN C BALEY
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANDAAS & COMPANY

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2015

ASSETS

ASSETS		
Cash and cash equivalents	$	708,105
Deposit with clearing broker/dealer		100,000
Trading securities		17,701
Accounts receivable		2,225
Commissions receivable		3,151
Furniture and equipment, net		73,558
Prepaid expenses		102,193
TOTAL ASSETS		1,006,933

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		60,142
Accrued compensation and benefits		492,151
Deferred rent payable		60,022
Total Liabilities		612,315
STOCKHOLDER'S EQUITY		
Capital stock, $1 par value, 56,000 shares authorized, 1,000 shares issued and outstanding		1,000
Retained earnings		393,618
Total Stockholder's Equity		394,618
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,006,933

See accompanying notes to financial statements.

LANDAAS & COMPANY
INVESTMENTS

411 East Wisconsin Avenue, 20th Floor
Milwaukee, WI 53202
(414) 223-1099 • (800) 236-1096
Fax (414) 223-4685
www.landaas.com

Member FINRA and SIPC

February 23, 2016

RE: Landaas & Company
Audited Financial Statements
CRD #47487

To whom it may concern:

Pursuant to Rule 17a-5(e) (3), we are filing our annual audited financial statements and the annual audited report form X-17a-5 Part III. Please note that Landaas & Company is requesting that a portion of our financial statements be treated as confidential. Therefore, we have bound a separate copy marked "Public".

If you have any questions, you may contact me at 414.847.0124.

Thank you for your review.

Sincerely

Joy Schultz
Financial & Operations Principal
Landaas & Company